

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

November 4, 2016

Bradley J. Holiday
Chief Financial Officer
ZAGG Inc.
910 West Legacy Center Drive, Suite 500
Midvale, Utah 84047

      Re: ZAGG Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2015
             Filed March 8, 2016
             Form 10-Q for the Fiscal Quarter Ended June 30, 2016
             Filed August 3, 2016
             File No. 001-34528

Dear Mr. Holiday:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                         Sincerely,

                                         /s/ Lisa M. Kohl for

                                       Mara L. Ransom
                                       Assistant Director
                                         Office of Consumer Products

cc: Taylor Smith
       Jake Easdale
       Bryant Cottam